Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Fourth Fiscal Quarter and the Fiscal Year 2017 and Declares a Special Cash Dividend

-	Quarterly Results:

Net Revenues up by 80.7% Year-Over-Year

Income from Operations up by 160.9% Year-Over-Year

Non-GAAP Income from Operations up by 113.2% Year-Over-Year

Total Student Enrollments up by 69.6% Year-Over-Year

-	Fiscal Year Results:

Net Revenues up by 68.3%

Income from Operations up by 58.2%

Non-GAAP Income from Operations up by 53.9%

(Beijing–April 27, 2017)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the fourth quarter and the fiscal year ended February 28, 2017.

Highlights for the Fourth Quarter of Fiscal Year 2017

-	Net revenues increased by 80.7% year-over-year to US$316.3 million from US$175.0 million in the same period of the prior year.
-	Income from operations increased by 160.9% to US$43.4 million from US$16.6 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 113.2% to US$53.8 million from US$25.2 million in the same period of the prior year.
-	Net income attributable to TAL increased by 196.3% to US$32.2 million from US$10.9 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, was US$42.6 million, compared to US$19.5 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.39 and US$0.36, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.52 and US$0.47, respectively. Each ADS represents two Class A common shares.
-	Cash, cash equivalents, term deposits and short-term investments totaled US$699.7 million as of February 28, 2017, compared to US$478.8 million as of February 29, 2016.
-	Total student enrollments increased by 69.6% year-over-year to approximately 1,336,600 from approximately 788,320 in the same period of the prior year.
-	Total physical network increased from 474 in 27 cities as of November 30, 2016 to 507 learning centers in 30 cities as of February 28, 2017.

Highlights for the Fiscal Year Ended February 28, 2017

-	Net revenues increased by 68.3% year-over-year to US$1,043.1 million from US$619.9 million in fiscal year 2016.
-	Income from operations increased by 58.2% to US$134.6 million from US$85.1 million in fiscal year 2016.
-	Non-GAAP income from operations increased by 53.9% to US$170.7 million from US$110.9 million in fiscal year 2016.
-	Net income attributable to TAL increased by 11.6% year-over-year to US$114.8 million from US$102.9 million in fiscal year 2016.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 17.2% year-over-year to US$150.9 million from US$128.7 million in fiscal year 2016.
-	Basic and diluted net income per ADS were US$1.41 and US$1.30, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$1.86 and US$1.68, respectively.
-	Total student enrollments in fiscal year 2017 increased by 70.3% year-over-year to approximately 3,934,720 from approximately 2,309,830 in fiscal year 2016.
-	Total physical network increased from 363 learning centers in 25 cities as of February 29, 2016 to 507 learning centers in 30 cities as of February 28, 2017.

Financial and Operating Data——Fourth Quarter and Fiscal Year 2017

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	February 29/28,
	2016	2017	Pct. Change
Net revenues	175,049	316,331	80.7%
Net income attributable to TAL	10,859	32,179	196.3%
Non-GAAP net income attributable to TAL	19,455	42,564	118.8%
Operating income	16,647	43,430	160.9%
Non-GAAP operating income	25,243	53,815	113.2%
Net income per ADS attributable to TAL – basic	0.14	0.39	191.4%
Net income per ADS attributable to TAL – diluted	0.13	0.36	177.3%
Non-GAAP net income per ADS attributable to TAL – basic	0.24	0.52	115.1%
Non-GAAP net income per ADS attributable to TAL – diluted	0.23	0.47	103.3%
Total student enrollments in small class, one-on-one, and online courses	788,320	1,336,600	69.6%

	Fiscal Year Ended
	February 29/28,
	2016	2017	Pct. Change
Net revenues	619,949	1,043,100	68.3%
Net income attributable to TAL	102,879	114,781	11.6%
Non-GAAP net income attributable to TAL	128,726	150,896	17.2%
Operating income	85,052	134,594	58.2%
Non-GAAP operating income	110,899	170,710	53.9%
Net income per ADS attributable to TAL – basic	1.29	1.41	9.9%
Net income per ADS attributable to TAL – diluted	1.21	1.30	7.6%
Non-GAAP net income per ADS attributable to TAL – basic	1.61	1.86	15.5%
Non-GAAP net income per ADS attributable to TAL – diluted	1.49	1.68	12.9%
Total student enrollments in small class, one-on-one, and online courses	2,309,830	3,934,720	70.3%

“Fiscal year 2017 was another year of progress for TAL. We delivered solid financial and operational results driven by robust enrollment growth mostly through the continued expansion of our small class classrooms, as well as additional contributions from our newly acquired businesses,” stated Mr. Rong Luo, TAL's Chief Financial Officer. “Fourth quarter top-and-bottom-line results reflected our ability to harvest from the classroom capacity expansion and teacher recruitment efforts during the first half of the fiscal year.

“As we look ahead, well-paced strategic expansion of our learning center network through the addition of new classrooms and entry into new cities will remain a key part of our growth momentum,” commented Mr. Rong Luo. “We are committed to investing in new technologies and courses to advance our education initiatives. With solid business execution and strong market demand, we believe we are in good shape to continue our performance and deliver long-term value for all our stakeholders.”

Financial Results for the Fourth Quarter of Fiscal Year 2017

Net Revenues

In the fourth quarter of fiscal year 2017, TAL reported net revenues of US$316.3 million, representing an 80.7% increase from US$175.0 million in the fourth quarter of fiscal year 2016. The increase was mainly driven by an increase in total student enrollments, which increased by 69.6% to approximately 1,336,600 from approximately 788,320 in the same period of the prior year. The increase in total student enrollments was driven primarily by the growth of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the fourth quarter of fiscal year 2017, operating costs and expenses were US$272.9 million, a 72.2% increase from US$158.5 million in the fourth quarter of fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$262.5 million, a 75.2% increase from US$149.9 million in the fourth quarter of fiscal year 2016.

Cost of revenues increased by 78.1% to US$158.1 million, from US$88.8 million in the fourth quarter of fiscal year 2016. The increase in cost of revenues was mainly due to i) an increase in teacher compensation and rental costs; and ii) new business acquisitions of Firstleap and Beijing Shunshun Bida Information Consulting Co., Ltd. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 78.1% to US$158.0 million from US$88.8 million in the fourth quarter of fiscal year 2016.

Selling and marketing expenses increased by 70.5% to US$38.0 million from US$22.3 million in the fourth quarter of fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 72.3% to US$37.0 million from US$21.5 million in the fourth quarter of fiscal year 2016. The increase in selling and marketing expenses in the fourth quarter of fiscal year 2017 was primarily a result of a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the year-ago period, as well as more marketing promotion activities both in brand enhancement and consumer experience.

General and administrative expenses increased by 62.0% to US$76.8 million from US$47.4 million in the fourth quarter of fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the year-ago period and a rise in compensation to our general and administrative personnel, as well as an increase in rental cost. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 70.3% to US$67.5 million from US$39.6 million in the fourth quarter of fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 20.8% to US$10.4 million in the fourth quarter of fiscal year 2017 from US$8.6 million in the same period of fiscal year 2016. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2017.

Gross Profit

Gross profit increased by 83.4% to US$158.2 million from US$86.3 million in the fourth quarter of fiscal year 2016.

Income from Operations

Income from operations increased by 160.9% to US$43.4 million from US$16.6 million in the fourth quarter of fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 113.2% to US$53.8 million from US$25.2 million in the fourth quarter of fiscal year 2016.

Other income / (expenses)

Other expenses was US$52.7 thousand in the fourth quarter of fiscal year 2017, compared to other income of US$0.2 million in the fourth quarter of fiscal year 2016.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$2.1 million, mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 196.3% to US$32.2 million from US$10.9 million in the fourth quarter of fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 118.8% to US$42.6 million from US$19.5 million in the fourth quarter of fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.39 and US$0.36, respectively, in the fourth quarter of fiscal year 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.52 and US$0.47, respectively.

Capital Expenditures

Capital expenditures for the fourth quarter of fiscal year 2017 were US$22.4 million, an increase of US$10.8 million from US$11.6 million in the fourth quarter of fiscal year 2016. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, Term Deposits and Short-Term Investments

As of February 28, 2017, the Company had US$470.2 million of cash and cash equivalents and US$229.5 million of short term investments, compared to US$434.0 million of cash and cash equivalents, US$17.3 million of term deposits and US$ 27.5 million of short-term investments as of February 29, 2016.

Deferred Revenue

As of February 28, 2017, the Company’s deferred revenue balance was US$518.9 million, compared to US$289.3 million as of February 29, 2016, representing a year-over-year increase of approximately 79.4%, which primarily consisted of the tuition collected in advance for the spring semester of Xueersi Peiyou small classes, as well as the deferred revenue related to the acquired businesses.

Financial Results for the Fiscal Year Ended February 28, 2017

Net Revenues

For fiscal year 2017, TAL reported net revenues of US$1,043.1 million, representing a 68.3% increase from US$619.9 million in fiscal year 2016. The increase was mainly driven by an increase in total student enrollments. Total student enrollments increased by 70.3% to approximately 3,934,720 from approximately 2,309,830 in the prior year. The increase in total student enrollments resulted primarily from increases of enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In fiscal year 2017, operating costs and expenses were US$911.6 million, a 69.4% increase from US$538.2 million in fiscal year 2016. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$875.5 million, a 70.9% increase from US$512.4 million in fiscal year 2016.

Cost of revenues increased by 72.0% to US$522.3 million from US$303.6 million in fiscal year 2016. The increase in cost of revenues was mainly due to i) an increase in teacher compensation and rental costs; and ii) cost of sales attributable to the newly acquired business. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 72.0% to US$522.2 million from US$303.6 million in fiscal year 2016.

Selling and marketing expenses increased by 71.3% to US$126.0 million from US$73.6 million in fiscal year 2016. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 72.5% to US$122.6 million from US$71.1 million in fiscal year 2016. The increase in selling and marketing expenses in fiscal year 2017 was primarily a result of an increase in the compensation to sales and marketing staff to support a greater number of programs and service offerings versus the year-ago period.

General and administrative expenses increased by 63.5% to US$263.3 million from US$161.0 million in fiscal year 2016. The increase in general and administrative expenses was mainly due to an increase in the number of our general and administrative personnel compared to the year-ago period and an increase in compensation to our general and administrative personnel, in particular such personnel supporting our online education initiatives among other new programs and service offerings, as well as an increase in consulting fees related to investment activities. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 67.5% to US$230.7 million from US$137.7 million in fiscal year 2016.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 39.7% to US$36.1 million in fiscal year 2017 from US$25.8 million in fiscal year 2016. The increase was mainly due to new grants of non-vested shares and options to directors and employees by the Company in fiscal year 2017.

Gross Profit

Gross profit increased by 64.6% to US$520.8 million from US$316.3 million in fiscal year 2016.

Income from Operations

Income from operations increased by 58.2% to US$134.6 million from US$85.1 million in fiscal year 2016. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 53.9% to US$170.7 million from US$110.9 million in fiscal year 2016.

Other income / (expenses)

Other income was US$23.1 million for fiscal year 2017, compared to other expense of US$2.5 million for fiscal year 2016. Other income in the fiscal year 2017 was mainly due to a gain from remeasuring the fair value of the previously held equity interests in an acquiree at its acquisition date fair value during a business combination achieved in stages.

Impairment loss on long-term investments

Impairment loss on long-term investments was US$8.1 million, mainly due to the other-than-temporary declines in the value of long-term investments in several investees.

Gain from disposal of components

Gain from disposal of components was nil for the fiscal year 2017, compared to a gain of US$50.4 million in the fiscal year 2016, which was mainly derived from a transaction in which the Company transferred its one-on-one business component in Guangzhou in exchange for noncontrolling equity interest in a third party.

Income Tax Expense

Income tax expense was US$36.2 million in fiscal year 2017, compared to US$33.5 million in fiscal year 2016.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 11.6% to US$114.8 million from US$102.9 million in fiscal year 2016. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 17.2% to US$150.9 million from US$128.7 million in fiscal year 2016.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$1.41 and US$1.30, respectively, in fiscal year 2017. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$1.86 and US$1.68, respectively.

Capital Expenditures

Capital expenditures for fiscal year 2017 were US$71.1 million, an increase of US$36.0 million from US$35.1 million in fiscal year 2016. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Declaration of Special Cash Dividend

TAL’s board of directors has considered and approved the declaration and payment of a special cash dividend to our shareholders out of TAL’s cash balances in an amount of US$0.25 per common share (US$0.50 per ADS), representing an aggregate dividend payment of approximately US$41.2 million to all shareholders of the Company.

The declaration and payment of the special cash dividend highlights TAL’s strong cash position and cash flow generating ability, which has enabled the Company to return surplus capital to shareholders while still investing in the business.

The special cash dividend will be paid on or about May 25, 2017 to the Company’s shareholders of record as of the close of business on May 11, 2017.

Business Outlook

Based on the Company’s current estimates, total net revenues for the first quarter of fiscal year 2018 are expected to grow 65% to 67% on a year-over-year basis, in RMB terms. Taking into consideration the recent significant change in RMB exchange rate against the US dollar, the Company expects total net revenues for the first quarter of fiscal year 2018 to be between US$302.4 million and US$306.3 million, representing an increase of 55% to 57% on a year-over-year basis, assuming no material change in exchange rates.

These estimates reflect the Company’s current expectation, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the fourth fiscal quarter and the fiscal year ended February 28, 2017 at 8:00 a.m. Eastern Time on April 27, 2017 (8:00 p.m. Beijing time on April 27, 2017).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	92956367

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at en.100tal.com.

A telephone replay of the conference call will be available through 9:59 a.m. U.S. Eastern time, May 5, 2017 (9:59 p.m. Beijing time, May 5, 2017).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	92956367

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the first quarter of fiscal year 2018, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 507 physical learning centers as of February 28, 2017, located in 30 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao, Changsha, Luoyang, Nanchang, Ningbo, Wuxi, Fuzhou, Hefei, Changchun, Guiyang, Xiamen, Lanzhou and Dalian. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL.”

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In U.S. dollars)

	As of February 29 2016	As of February 28, 2017
ASSETS

Current assets
Cash and cash equivalents	$434,042,036	$470,217,004
Term deposits	17,292,636	-
Restricted cash-current	1,083,787	2,732,559
Short-term investments	27,470,431	229,456,397
Inventory	600,441	2,823,039
Amounts due from related parties-current	2,594,430	3,424,285
Deferred tax assets-current	738,406	-
Income tax receivable	-	145,162
Prepaid expenses and other current assets	32,037,407	160,222,823
Total current assets	515,859,574	869,021,269
Restricted cash-non-current	3,881,858	5,660,713
Property and equipment, net	114,629,683	154,306,718
Deferred tax assets-non-current	6,654,778	16,188,301
Rental deposit	17,114,552	32,659,360
Intangible assets, net	15,194,421	37,966,808
Goodwill	87,022,517	267,162,685
Amounts due from related parties-non-current	1,342,999	-
Long-term investments	274,356,960	347,732,444
Long-term prepayments and other non-current assets	25,321,691	96,107,917
Total assets	$1,061,379,033	$1,826,806,215

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 9,371,013 and 20,905,226 as of February 29, 2016, and February 28, 2017, respectively)	$10,404,047	$22,637,199
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 260,137,064 and 465,944,822 as of February 29, 2016,and February 28, 2017, respectively)	280,934,750	504,147,032
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 4,277,896 and 192,785 as of February 29, 2016, and February 28, 2017, respectively)	4,277,896	3,042,785
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 51,183,663 and 90,834,954 as of February 29, 2016, and February 28, 2017, respectively)	70,267,551	116,830,290
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 15,525,069 and 15,204,900 as of February 29, 2016, and February 28, 2017, respectively)	17,187,453	20,483,037
Deferred tax liabilities-current (including deferred tax liabilities-current of the consolidated VIEs without recourse to TAL Education Group of 57,230 and nil as of February 29, 2016, and February 28, 2017, respectively)	91,730	-
Total current liabilities	383,163,427	667,140,343
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 8,346,457 and 14,726,473 as of February 29, 2016, and February 28, 2017, respectively)	8,346,457	14,726,473
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and February 28, 2017, respectively)	-	2,840,000
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 1,164,389 and 13,063,488 as of February 29, 2016, and February 28, 2017, respectively)	1,304,361	13,185,886
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and February 28,2017, respectively)	227,827,301	225,148,918
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 29, 2016, and February 28, 2017, respectively)	-	225,000,000
Total liabilities	620,641,546	1,148,041,620
TAL Education Group Shareholders’ Equity
Class A common shares	90,310	93,131
Class B common shares	71,456	71,456
Additional paid-in capital	108,404,873	141,968,264
Statutory reserve	22,981,900	28,407,421
Retained earnings	306,381,011	415,736,658
Accumulated other comprehensive (loss)/income	(949,647)	55,868,240
Total TAL Education Group’s equity	436,979,903	642,145,170
Noncontrolling interest	3,757,584	36,619,425
Total equity	440,737,487	678,764,595
Total liabilities and equity	$1,061,379,033	$1,826,806,215

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2016	2017	2016	2017
Net revenues	$175,048,674	$316,330,780	$619,948,777	$1,043,099,655
Cost of revenues (note 1)	88,774,459	158,092,034	303,634,829	522,326,988
Gross profit	86,274,215	158,238,746	316,313,948	520,772,667
Operating expenses (note 1)
Selling and marketing	22,295,986	38,025,565	73,567,617	126,005,365
General and administrative	47,393,529	76,797,811	161,021,637	263,286,710
Total operating expenses	69,689,515	114,823,376	234,589,254	389,292,075
Government subsidies	62,535	14,783	3,327,169	3,113,877
Income from operations	16,647,235	43,430,153	85,051,863	134,594,469
Interest income	4,184,001	6,411,619	17,732,879	18,133,229
Interest expense	(1,886,730)	(4,797,814)	(7,499,323)	(13,144,561)
Other income/(expenses)	247,820	(52,680)	(2,522,253)	23,072,718
Gain from disposal of components	-	-	50,377,126	-
Gain on fair value change from long-term investments	134,852	-	1,265,852	-
Impairment loss on long-term investments	-	(2,093,599)	(7,503,944)	(8,074,891)
Income before provision for income tax and loss from equity method investments	19,327,178	42,897,679	136,902,200	154,580,964
Provision for income tax	(8,229,596)	(11,036,004)	(33,482,744)	(36,164,533)
Loss from equity method investments	(342,325)	(1,834,212)	(663,256)	(8,025,431)
Net income	10,755,257	30,027,463	102,756,200	110,391,000
Add: Net loss attributable to noncontrolling interest	103,973	2,151,831	122,318	4,390,168
Total net income attributable to TAL Education Group	$10,859,230	$32,179,294	$102,878,518	$114,781,168

Net income per common share
Basic	$0.07	$0.20	$0.64	$0.71
Diluted	0.06	0.18	0.60	0.65
Net income per ADS (note 2)
Basic	$0.14	$0.39	$1.29	$1.41
Diluted	0.13	0.36	1.21	1.30
Weighted average shares used in calculating net income per common share
Basic	160,693,380	163,440,145	160,109,169	162,548,494
Diluted	168,185,267	190,130,758	183,056,255	188,508,419

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Fiscal Year
	Ended February 29/28,		Ended February 29/28,
	2016	2017	2016	2017
Cost of revenues	$9,414	$43,008	$42,679	$111,001
Selling and marketing	819,275	1,016,926	2,479,864	3,367,840
General and administrative	7,766,622	9,325,033	23,324,954	32,636,359
Total	$8,595,311	$10,384,967	$25,847,497	$36,115,200

Note 2: Each ADS represents two Class A common shares.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In U.S. dollars)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2016	2017	2016	2017

Net income	$10,755,257	$30,027,463	$102,756,200	$110,391,000
Other comprehensive (loss)/income, net of tax	(4,589,245)	3,632,821	(5,116,019)	55,595,116
Comprehensive income	6,166,012	33,660,284	97,640,181	165,986,116
Add: Comprehensive loss attributable to noncontrolling interest	96,926	1,910,200	120,142	5,612,939
Comprehensive income attributable to TAL Education Group	$6,262,938	$35,570,484	$97,760,323	$171,599,055

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In U.S. dollars, except share, ADS, per share and per ADS data)

	For the Three Months Ended February 29/28,		For the Fiscal Year Ended February 29/28,
	2016	2017	2016	2017

Cost of revenues	$88,774,459	$158,092,034	$303,634,829	$522,326,988
Share-based compensation expense in cost of revenues	9,414	43,008	42,679	111,001
Non-GAAP cost of revenues	88,765,045	158,049,026	303,592,150	522,215,987

Selling and marketing expenses	22,295,986	38,025,565	73,567,617	126,005,365
Share-based compensation expense in selling and marketing expenses	819,275	1,016,926	2,479,864	3,367,840
Non-GAAP selling and marketing expenses	21,476,711	37,008,639	71,087,753	122,637,525
General and administrative expenses	47,393,529	76,797,811	161,021,637	263,286,710
Share-based compensation expense in general and administrative expenses	7,766,622	9,325,033	23,324,954	32,636,359
Non-GAAP general and administrative expenses	39,626,907	67,472,778	137,696,683	230,650,351

Operating costs and expenses	158,463,974	272,915,410	538,224,083	911,619,063
Share-based compensation expense in operating costs and expenses	8,595,311	10,384,967	25,847,497	36,115,200
Non-GAAP operating costs and expenses	149,868,663	262,530,443	512,376,586	875,503,863

Income from operations	16,647,235	43,430,153	85,051,863	134,594,469
Share based compensation expenses	8,595,311	10,384,967	25,847,497	36,115,200
Non-GAAP income from operations	25,242,546	53,815,120	110,899,360	170,709,669

Net income attributable to TAL Education Group	10,859,230	32,179,294	102,878,518	114,781,168
Share based compensation expenses	8,595,311	10,384,967	25,847,497	36,115,200
Non-GAAP net income attributable to TAL Education Group	$19,454,541	$42,564,261	$128,726,015	$150,896,368
Net income per ADS
Basic	$0.14	$0.39	$1.29	$1.41
Diluted	0.13	0.36	1.21	1.30
Non-GAAP net income per ADS
Basic	$0.24	$0.52	$1.61	$1.86
Diluted	0.23	0.47	1.49	1.68

ADSs used in calculating net income per ADS
Basic	80,346,690	81,720,072	80,054,585	81,274,247
Diluted	84,092,634	95,065,379	91,528,128	94,254,210
ADSs used in calculating Non-GAAP net income per ADS
Basic	80,346,690	81,720,072	80,054,585	81,274,247
Diluted	92,842,539	95,065,379	91,528,128	94,254,210